TO:                      All SST Employees

FROM:                SST Stock Administration

RE:	End of Stock Option Exercise Blackout Period
Adverse Tax Consequences of Certain Stock Option Grants
Actions To Mitigate Adverse Tax Consequences

DATE:                      February 11, 2008
________________________________________________________________________

End of Stock Option Exercise Blackout Period

In light of the release of our 2007 financial results last week and the filing of our delinquent periodic reports containing our restated financial statements with the U.S. Securities and Exchange Commission last month, stock option exercises can resume today, Monday, February 11, 2008, subject to our normal insider trading policy, a copy of which can be found on BrainSSTorm. However, before exercising any outstanding stock options, please read carefully the remainder of this memorandum.

Adverse Tax Consequences of Certain Stock Option Grants

As you are aware, the restatement of our financial statements was necessary due to the issuance of options with below-market exercise prices on the date of grant, as determined for financial accounting purposes.  Any options determined to have been granted with a below-market exercise price for purposes of our restated financials, and which vested or may vest after December 31, 2004, and which remained outstanding (i.e., unexercised) as of December 31, 2005, may be deemed “discounted options” for tax purposes.  Such “discounted options” are or may be subject to adverse personal taxation under Section 409A of the U.S. Internal Revenue Code and, for individuals who pay income taxes in California, under a comparable provision of the California tax code (“California Section 409A”).  Only the portion of such a “discounted option” that vested after December 31, 2004 is potentially subject to Section 409A and California Section 409A.

In the near future, employees who hold these discounted options will receive a personalized email with additional information identifying which of their options may be subject to Section 409A and, if applicable, California Section 409A.  Please await receipt of this important communication.  Generally, stock options that may be “discounted options” are stock options that were granted under our 1995 Equity Incentive Plan between March 2001 and September 2005.

Under Section 409A, individuals who hold stock options that have been granted, as determined for tax purposes, with an exercise price per share that is less than the fair market value, on the date of grant, of a share of the underlying common stock may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income and/or capital gains taxes applicable to these options. In addition, California Section 409A imposes additional identical taxes, interest charges and penalties, resulting in an aggregate tax rate of 80% or more on the value of the shares subject to the affected option.  The tax, interest and penalties under Section 409A and California Section 409A apply even if the option is never exercised.  This tax is imposed on the holder of the option, not the Company.

SST Actions To Mitigate Adverse Tax Consequences

In order to mitigate the possible adverse personal tax consequences under Section 409A and California Section 409A, we intend to offer current employees who hold these discounted options the opportunity to “cure” these options by adjusting the exercise price of the stock option.  We propose to conduct a program, generally called a “tender offer”, in compliance with U.S. federal securities rules in March 2008.  The terms of the tender offer have not been finalized and we cannot provide you with any additional information at this time.  In addition, the final terms of any program will require the approval of SST’s Board of Directors.  However, based on current guidance issued by the Internal Revenue Service in connection with Section 409A, and based on current interpretations of California Section 409A, we believe that participation in the tender offer will help option holders avoid or minimize the adverse tax consequences that are applicable to their “discounted options” under Section 409A and California Section 409A.

You will generally be eligible to participate in the tender offer if (a) any portion of your discounted option vested or may vest after December 31, 2004, (b) your discounted option remains outstanding and unexercised throughout the duration of the tender offer, (c) you remain a SST employee throughout the duration of the tender offer, and (d) you are or may be subject to taxation in the U.S. in respect of that discounted option.

If a tender offer is commenced, we will distribute via email to eligible participants the formal terms of the tender offer.  The terms of the tender offer will also be filed with the U.S. Securities and Exchange Commission.  Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer.

If you hold a “discounted option”, we strongly encourage you not to exercise that option until you have consulted with your personal tax, legal and financial advisors.  Options that have been exercised prior to the conclusion of the tender offer are not eligible to be adjusted in the tender offer.  SST does not intend to reimburse you for any taxes you may incur if you exercise your option prior to the conclusion of the tender offer or if you choose to not participate in the tender offer.

If you believe that you may wish to participate in the tender offer and submit your discounted options for adjustment, you should not exercise your discounted options until after the tender offer expires. Please also note that once the offer has expired, it will take several business days to update the stock plan administration records of option holders who have validly accepted the offer.  After that time, you will be free to exercise the options with the adjusted exercise prices in accordance with our insider trading policy and the terms of your options.

If you do not elect to take advantage of the tender offer and submit your affected options for adjustment, you may be subject to adverse tax consequences on these options, plus interest and penalties, in addition to the regular ordinary income and/or capital gains taxes applicable to these options.

Further Information

Undoubtedly some of you will have questions about these complex matters, including whether or not you hold “discounted options”.  If you need or wish to exercise any of your stock options, you should contact Kelly E. Smith, our SST Equity Consultant, by phone at 408-522-7398 or via email at stockadmin@sst.com or ksmith@sst.com to determine whether any of your options are “discounted options”.

I would encourage you to hold your other questions until after you have received additional communications from us, including the official tender offer documents, which we hope will address the most common questions.  In addition, we anticipate conducting a series of presentations for eligible participants once we officially commence the tender offer to help highlight the material terms and conditions of the offer. You are also encouraged to consult your own tax, legal and financial advisors.

Thank you for your understanding and cooperation.

_____________________

This memorandum does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase SST common stock. If SST subsequently determines to proceed with the program described above, the offer will only be made through an offer to amend and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from SST following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.

CIRCULAR 230 DISCLAIMER.  The following disclaimer is provided in accordance with the Internal Revenue Service’s Circular 230 (21 CFR Part 10).   This advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.  This advice was written to support the promotion or marketing of participation in the company’s equity incentive plans.  You should seek advice based on your particular circumstances from an independent tax advisor.